Youxin Technology Ltd

Room 802, 803

No. 13 Hai’an Road, Tianhe District, Guangzhou, Guangdong Province ♦ People’s Republic of China

December 21, 2023

Ms. Alexandra Barone

Mr. Larry Spirgel

Ms. Kathleen Collins

Ms. Chen Chen

Office of Technology

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Youxin Technology Ltd
Amendment No. 3 to Registration Statement on Form F-1
Submitted December 18, 2023
CIK No. 0001964946

Dear Mr. Derby, Ms. Barone, Ms. Collins, and Ms. Chen:

This letter is in response to the letter dated December 20, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Youxin Technology Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Staff’s comments in this response and numbered them accordingly.

Amendment No. 3 to Registration Statement on Form F-1

General

1.	You are requesting effectiveness of your F-1 registration statement before completing the CSRC process. Please confirm in writing that you will notify us promptly of any changes to your disclosure regarding or requested by the CSRC.

Response: We confirm that we will notify Staff promptly of any changes to our disclosure regarding or requested by the CSRC.

Should you have any questions with respect to the above responses, please contact me or our U.S. legal counsel, Anthony W. Basch.

Sincerely,

/s/ Shaozhang Lin
Shaozhang Lin